Exhibit 99.1

                                                                  TELEWEST
6 NOVEMBER 2003


                           TELEWEST COMMUNICATIONS PLC
                            3RD QUARTER RESULTS 2003

                        STRENGTHENING FINANCIAL POSITION

-   CUSTOMER GROWTH
-   RECORD EBITDA AND MARGIN BEFORE EXCEPTIONALS
-   RECORD ARPU
-   FREE CASH FLOW POSITIVE YEAR TO DATE
-   RESTRUCTURING DISCUSSIONS PROGRESS

--------------------------------------------------------------------------------------------------------------------------------
                                             9 MONTHS ENDED 30 SEPTEMBER                   3 MONTHS ENDED 30 SEPTEMBER
                                 2003             2002            CHANGE             2003              2002           CHANGE
                             (POUND)M         (POUND)M                           (POUND)M          (POUND)M
TOTAL TURNOVER *                1,013            1,010                                339               336            UP 1%

EBITDA **                         334              281            UP 19%              114                97           UP 18%

EBITDA MARGIN **                  33%              28%         UP 5% PTS              34%               29%        UP 5% PTS

TOTAL OPERATING LOSS             (58)            (183)          DOWN 68%             (17)              (64)         DOWN 73%

NET LOSS                        (327)            (397)          DOWN 18%            (119)             (158)         DOWN 25%

CAPEX                             159              330          DOWN 52%               55                89         DOWN 38%

FREE CASH FLOW ***                 30            (338)          UP(POUND)368M         (1)              (90)         UP(POUND)89M
--------------------------------------------------------------------------------------------------------------------------------

* includes Telewest's proportionate share of UKTV.

** includes Telewest's proportionate share of UKTV and is before exceptional items of (pound)16m and (pound)9m in the 9 months and 3 months ended 30 September 2003, respectively.

*** net cash inflow/(outflow) before use of liquid resources and financing.


COMMENTING, CHARLES BURDICK, MANAGING DIRECTOR, SAID:

"As anticipated, we returned to modest customer growth across each of our consumer product lines, with new product propositions and increased and more efficient marketing combining with reduced churn. These trends have continued into October.

"Our bundled products are proving popular, and 15% of our customers now take the triple play of TV, telephony and broadband. Our ARPU, which remains the highest of any European cable company, has again risen to a record level. We also continue to be the broadband leaders in our franchise areas with an accelerating growth driven by innovative services, including wireless broadband and 2Mb speeds.

"Together with our focus on costs, this operational performance has delivered record EBITDA and EBITDA margin for the quarter before exceptionals and positive free cash flow for the year to date.

"Alongside our commercial and financial progress, we have announced agreement with our principal shareholders and bondholders on the terms of our proposed financial restructuring and are in discussions with our banks on the new term sheet for our continued bank finance.

" We believe our strategy of customer focus, cost control and broadband leadership across the strength of our franchises provides a good platform for future growth and increasing cash generation."

ENQUIRIES TO

TELEWEST COMMUNICATIONS PLC

Charles Burdick           Managing director                       020 7299 5000
Jane Hardman              Director of corporate communications    020 7299 5888
Richard Williams          Head of investor relations              020 7299 5479

And at
CITIGATE DEWE ROGERSON                                            020 7638 9571
Anthony Carlisle                                                  07973 611888
Sue Pemberton                                                     07779 572711

FINANCIAL REVIEW

Except where stated otherwise, all profit and loss items are before exceptional items, and all comparisons compare the first nine months of 2003 to the first nine months of 2002. The Group has incurred (pound)16 million of exceptional legal and professional costs in respect of the Financial Restructuring during the nine months ended 30 September 2003.

TURNOVER

Total turnover (including our share of UKTV, our joint venture with the BBC) for the nine months is (pound)1,013 million, marginally ahead year-on-year.

Business Division revenues grew 4%. Content Division revenues grew 2%, despite the disposal of non-core businesses and the closure of ITV Digital. Overall Consumer Division revenues were marginally up before the impact of the closure of Cable Guide, our TV listings magazine, in November 2002 and the sale of our Indirect Access ("IDA") telephony business in July 2003. Together, these two items accounted for a (pound)8 million fall in revenue. Growth in broadband saw internet and other revenues rise 51%.

MARGIN

Gross margin rose from 68% to 70% for the nine months with improvements in telephony margins and the growing number of high margin broadband subscribers offsetting declines in television margins. Telephony margins improved from 71% to 74% with selected price increases, and improved routing of telephony traffic. Television margins fell from 62% to 61% due to increases in the cost of premium programming.

Reflecting our continued focus on costs, selling, general and administrative expenses ("SG&A") for the nine months were down 8% to (pound)351 million. SG&A for the quarter of (pound)116 million was down (pound)1 million from the second quarter of 2003 and down (pound)11 million from the third quarter of 2002.

EBITDA

Reflecting the operational performance, EBITDA grew 19% to (pound)334 million for the first nine months, including our (pound)16 million share of UKTV's EBITDA, with an EBITDA margin up from 28% to a record 33%.

EBITDA margin for the Cable Division in the quarter was 36%, up from 35% in the previous quarter. Excluding (pound)4 million from UKTV, EBITDA for the third quarter was (pound)110 million, up 2% on the previous quarter.

NET LOSS

Net loss for the nine months after exceptional items decreased by 18% to (pound)327 million, including (pound)84 million of foreign exchange gains on dollar-denominated debt. The net loss for the quarter was (pound)119 million.

CAPITAL EXPENDITURE

Capital expenditure in the first nine months was reduced by 52% to (pound)159 million, which represents 17% of Group turnover, due to the lower levels of customer acquisition and reduced network spend following negotiated reductions in the cost of electronic equipment including set top boxes and more efficient usage of network capacity. This quarter we have introduced new disclosure of capital expenditure in accordance with National Cable & Telecommunications Association guidelines in note 8.

In the first nine months, EBITDA (including UKTV) exceeded capital expenditure by (pound)175 million compared to a shortfall of (pound)49 million in the first nine months of 2002.

FREE CASH FLOW

The Group generated positive free cash flow of (pound)30 million during the year to date. As expected, the phasing of capital expenditure, working capital and restructuring costs led to free cash flow turning marginally negative by (pound)1 million in the quarter. The phasing of capital expenditure, restructuring costs and fluctuations in working capital will continue to impact short-term cash flow generation.

DEBT

As at 30 September 2003, net debt was (pound)5,228 million. This comprised (pound)3,421 million of notes and debentures (which are expected to be exchanged for equity as part of the Financial Restructuring), (pound)194 million of lease financing, (pound)7 million of other loans and (pound)2,000 million drawn down on our bank facility, offset by cash balances and term deposits of (pound)394 million. In addition, unpaid and accrued interest on the notes and debentures subject to the Financial Restructuring was (pound)294 million.

GOING CONCERN

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a Financial Restructuring of its balance sheet as the Directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

FINANCIAL RESTRUCTURING

The Company continues to engage in negotiations with its bondholders, senior lenders and certain other major stakeholders and it believes that a final agreement will be achieved in due course. On 9 June 2003, the Company announced that it had been notified by the ad hoc committee of its bondholders (the "Bondholder Committee") that, in order to obtain the support of certain of the Company's bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to its balance sheet restructuring (the "Financial Restructuring") with the Bondholder Committee as announced on 30 September 2002. On 17 June 2003, representatives of the Bondholder Committee provided the Company with a new proposal for the terms of the Financial Restructuring. On 28 July 2003, the Company announced that it expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring. On 15 September, the Company announced that it had reached agreement in principle, subject to certain conditions, on the terms of the Financial Restructuring with the Bondholder Committee, W.R. Huff Asset Management, the Liberty Media Group and IDT Corporation pursuant to which the holders of all outstanding notes and debentures issued by Telewest and Telewest Finance (Jersey) Limited would receive in aggregate 98.5 per cent of the issued share capital of the restructured company following the Financial Restructuring and the holders of Telewest's existing share capital would receive the remaining 1.5 per cent of the issued share capital.


BUSINESS REVIEW

CONSUMER DIVISION

Overall Consumer Division revenues were marginally up before the impact of the closure of Cable Guide, our TV listings magazine, in the fourth quarter of 2002 and the sale of our Indirect Access ("IDA") telephony business in July 2003. Together, these two items accounted for a (pound)8 million fall in revenue.

Household ARPU for the third quarter was a record (pound)43.93, up by 6% on the third quarter of 2002, reflecting price rises and increasing `triple play' penetration. Household ARPU remains the highest of any European cable company.

During the third quarter the number of household customers increased by 2,000 as we returned to customer growth following customer losses in the two previous quarters as we improved the quality of our customer base. Gross customer additions before churn were 63,000 in the quarter, up 43% on the previous quarter. This increase was achieved due to the introduction of new product propositions, increased spend on marketing and promotions, and operational improvements to improve sales efficiency. Tight credit control measures remain in place to ensure that we continue to attract profitable customers.

Customer growth was also positively affected by the reduction in quarterly annualised household churn from 15.6% in the second quarter to 14.2% in the third quarter as we continued to focus on improving customer service and as the profile of our customer base improved.

The improving profile of our customer base is illustrated by:

-    ARPU up to a record(pound)43.93
- `Triple play' up 28,000 to 256,000 - now 15% of customers compared to 9% a year ago
-    27% of our telephony base now take higher ARPU flat rate telephony products
-    75% of our TV base now take higher ARPU digital TV


(I)  BROADBAND

Strong growth in the number of broadband subscribers drove up internet and other revenues by 51% to (pound)86 million.

Net broadband additions in the third quarter were 38,000 representing an acceleration of growth from the second quarter. At the quarter end, we had 367,000 broadband subscribers, up 12% since June 2003. Growth has remained strong since the quarter end and as at 5 November 2003, we had 389,000 broadband subscribers of which 32,000 subscribed to our 1Mb service and 7,000 to our 2Mb service which we launched in May 2003. 70% of broadband customers subscribe to the full `triple play' and 94% to one other product.

Broadband ARPU for the third quarter was (pound)22.52 down slightly from the second quarter as expected as installation fees are spread over a greater installed subscriber base. Broadband churn rose in the quarter to 14.7% due mainly to three issues which affected the early part of the quarter; a much publicised increase in virus activity, stability issues following an email platform upgrade and the seasonal effect of increased customer property moves in the summer months. These issues have now been resolved and churn in September and October fell to 13.7% on a monthly annualised basis.

(II) RESIDENTIAL TELEPHONY

Residential telephony revenues of (pound)354 million were down 5% due to a reduction in the average number of subscribers, lower telephony usage, the sale of the IDA business and the continued migration of dial-up internet subscribers to broadband.

The number of telephony subscribers increased by 3,000 in the third quarter after five quarters of customer losses. This return to customer growth was as a result of the reasons outlined above. Subscribers to our flat rate `Talk' services continued to increase with 30,000 net additions in the quarter. At 30 September 2003, we had 427,000 `Talk' subscribers being 27% of our residential telephony base.

ARPU per subscriber for the third quarter fell slightly to (pound)24.53 from the previous quarter due to a seasonal reduction in usage. Telephony churn remains significantly below last year's level but rose marginally in the quarter from 13.8% to 14.2%.

(III) CATV

CATV revenues of (pound)237 million were down 7% largely as a result of the reduction in the average number of subscribers year-on-year.

The number of CATV subscribers rose by 8,000 in the third quarter due mainly to the introduction of new product propositions, and the continued addition to the range of channels offered, including the recently added Sky Sports Extra digital channel. This customer growth followed the five previous quarters of customer losses, during which we took steps to ensure that we were acquiring more cash generative profitable customers. CATV ARPU has remained relatively flat at (pound)20.93 for the third quarter whilst churn has fallen to 16.9%.

75% of our TV subscribers now take our digital service and since the quarter end, in the Birmingham area, we have begun the upgrade of the first of the small remaining sections of our network that are unable to receive digital television or broadband.

BUSINESS DIVISION

The Business Division's revenues grew 4% to (pound)206 million for the nine months ended 30 September 2003.

Telewest Business has enjoyed a number of significant contract wins across its product set of voice, data and internet services. Among the major contracts are deals with retail chain Rubicon, Intercall the conference communications service provider and West Midlands Ambulance.

The Telewest Business contract with West Midlands Police to replace three separate networks for voice, data and video, with one broadband infrastructure was short listed in the Computing Awards for Excellence 2003. The service was described as "delivering genuine operational and financial benefits for the organisation."

As part of its ongoing drive to achieve our operational and financial targets Telewest Business has announced plans to re-align the business to provide a differentiated service to customers, based more closely on the services and products they have or may require in the future from Telewest Business. Smaller voice only customers will receive centralised support under a low cost service model. Where customers have more complex communications requirements, we will continue to provide regular face-to-face contact, ensuring support and assistance meets the ongoing needs of the customer.

Carrier Services revenues within the Business Division were (pound)33 million, compared to (pound)30 million for the same period a year ago after reductions in the previous two years. Carrier Services offer our national network to other carriers and operators (such as T-Mobile) for voice and data communications.

CONTENT DIVISION

Content Division revenues totalled (pound)130 million for the nine months, including (pound)50 million from our 50% share of UKTV revenue. Revenues were up 2% on the same period in 2002 as strong growth in advertising offset the disposal of non-core businesses and the closure of ITV Digital.

Advertising revenues of (pound)61 million (including our 50% share of UKTV) for the nine months were up 14% in an overall market which had declined by 1%. The Content Division grew its market share with a 4.0% share of the TV advertising market in the UK in the quarter, up from 3.5% in the corresponding period in 2002.

Subscription revenues of (pound)52 million (including our 50% share of UKTV) for the nine months were up 5% due to UK pay-TV growth.

Flextech, our content division, launched a new time-shifted channel, Trouble Reload during the quarter.

UKTV is launching a new channel, UK G2 on 12 November 2003 on both cable and satellite. UK G2 will feature a strong programme line-up including Have I Got News For You, Room 101, They Think It's All Over and Shooting Stars and a range of modern, innovative dramas including Spooks, Cutting It, The Lakes, and This Life.

UKTV's factual channel, UK History won New Channel of the Year at the Edinburgh TV Festival.



NOTES:

1. Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill, and unless stated otherwise is before taking into account exceptional items.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.


2. The following is included in connection with legislation in the United States, the Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 30 June 2003.

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED
FOR THE QUARTERS ENDED
----------------------------------------------------------------------------------------------------------------

CONSUMER DIVISION                                                                         30 SEP         30 SEP
                                                                                            2003           2002
----------------------------------------------------------------------------------------------------------------
CUSTOMERS
       Homes passed and marketed                                                       4,679,688      4,697,861
       Total customers                                                                 1,721,550      1,758,234
       Customer additions                                                                 62,553         71,773
       Customer disconnects                                                             (60,871)       (83,976)
       Net customer movement                                                               1,682       (12,203)
       Household churn (annualised) (1)                                                    14.2%          19.0%

       Household penetration                                                               36.8%          37.4%

       % of dual or triple play subscribers                                                72.0%          69.6%
       % of triple play subscribers                                                        14.9%           8.8%
       RGUs (4)                                                                        3,217,600      3,136,198
       RGUs per customer                                                                    1.87           1.78

       Average monthly revenue per customer (5)                                     (pound)43.93   (pound)41.59
----------------------------------------------------------------------------------------------------------------
INTERNET
       Broadband subscribers                                                             367,410        216,173
       Total Internet subscribers                                                        610,334        500,343

       Broadband net additions                                                            38,074         38,779
       Broadband penetration                                                                8.6%           5.0%
       Broadband churn (annualised)                                                        14.7%          15.0%
       Broadband average monthly revenue                                            (pound)22.52   (pound)25.02
----------------------------------------------------------------------------------------------------------------
TELEPHONY
       Telephony subscribers                                                           1,591,641      1,615,190
       Telephony lines                                                                 1,673,065      1,725,904
       Second line penetration                                                              5.1%           6.9%
       Talk subscribers (unmetered)                                                      427,092        346,285

       Telephony subscriber net additions                                                  3,283       (10,815)
       Telephony penetration                                                               34.0%          34.4%
       Telephony churn (annualised)                                                        14.2%          19.0%
       Telephony average monthly revenue                                            (pound)24.53   (pound)24.78
----------------------------------------------------------------------------------------------------------------
TELEVISION
       Total television subscribers                                                    1,258,549      1,304,835

       Television subscriber net additions                                                 8,038       (28,248)
       Television penetration                                                              26.9%          27.8%
       Television churn (annualised)                                                       16.9%          23.9%
       Television average monthly revenue                                           (pound)20.93   (pound)20.36
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

BUSINESS DIVISION
----------------------------------------------------------------------------------------------------------------

       Business customer accounts                                                         69,921          74,052
       Business telephony lines                                                          464,751         458,388
       Average revenue per customer account                                         (pound)3,182    (pound)3,119
----------------------------------------------------------------------------------------------------------------

CONTENT DIVISION

       Pay multichannel subscribers                                                   10,146,940       9,624,498
       Flextech share of basic viewing (6)                                                 19.6%           19.9%
       Share of total TV advertising revenues (7)                                           4.0%            3.5%
----------------------------------------------------------------------------------------------------------------

Notes - see page 17

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
-------------------------------------------------------------------------------------------------------------------------------
                                                                30 SEP            30 SEP       30 SEP       30 SEP      31 DEC
                                                                  2003              2003         2003         2002        2002
                                                                BEFORE       EXCEPTIONAL        TOTAL        TOTAL       TOTAL
                                                           EXCEPTIONAL             ITEMS                               AUDITED
                                                                 ITEMS          (NOTE 7)
                                                              (POUND)M          (POUND)M     (POUND)M     (POUND)M    (POUND)M
-------------------------------------------------------------------------------------------------------------------------------
TURNOVER
Consumer Division:
Cable television                                                   237                 -          237          254         336
Telephony                                                          354                 -          354          373         495
Internet and other                                                  86                 -           86           57          63
-------------------------------------------------------------------------------------------------------------------------------
                                                                   677                 -          677          684         894
Business Division                                                  206                 -          206          199         267
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                               883                 -          883          883       1,161
CONTENT DIVISION
Programming, transactional and interactive revenues                 80                 -           80           79         106
Share of joint ventures' turnover (UKTV)                            50                 -           50           48          64
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTENT DIVISION                                             130                 -          130          127         170
-------------------------------------------------------------------------------------------------------------------------------
TOTAL TURNOVER                                                   1,013                 -        1,013        1,010       1,331
Less: share of joint ventures' turnover                           (50)                 -         (50)         (48)        (64)
-------------------------------------------------------------------------------------------------------------------------------
GROUP TURNOVER (note 1)                                            963                 -          963          962       1,267
TOTAL OPERATING COSTS (note 2)                                 (1,017)              (16)      (1,033)      (1,149)     (3,119)
-------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS (note 1)                                     (54)              (16)         (70)        (187)     (1,852)
-------------------------------------------------------------------------------------------------------------------------------
Group Turnover                                                     963                 -          963          962       1,267
Operating expenses before depreciation and amortisation          (645)              (16)        (661)        (692)       (937)
                                                         ----------------------------------------------------------------------
EBITDA (note1)                                                     318              (16)          302          270         330
Depreciation and amortisation (note 2)                           (372)                 -        (372)        (457)     (2,182)
                                                         ----------------------------------------------------------------------
Group operating loss                                              (54)              (16)         (70)        (187)     (1,852)
-------------------------------------------------------------------------------------------------------------------------------
SHARE OF OPERATING PROFITS OF JOINT VENTURES                        14                 -           14            8          10
SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS               (2)                 -          (2)          (4)         (1)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING LOSS                                              (42)              (16)         (58)        (183)     (1,843)
GAIN ON DISPOSAL OF INVESTMENTS                                      -                 -            -           33          36
INTEREST RECEIVABLE AND SIMILAR INCOME (note 3)                    101                 -          101          257         309
AMOUNTS WRITTEN OFF INVESTMENTS                                      -                 -            -         (36)       (117)
INTEREST PAYABLE AND SIMILAR CHARGES (note 4)                    (369)                 -        (369)        (468)       (603)
-------------------------------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                      (310)              (16)        (326)        (397)     (2,218)
TAX ON LOSS ON ORDINARY ACTIVITIES                                 (1)                 -          (1)            -         (1)
-------------------------------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                       (311)              (16)        (327)        (397)     (2,219)
MINORITY INTERESTS                                                   -                 -            -            -           1
-------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL PERIOD                                    (311)              (16)        (327)        (397)     (2,218)
-------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)               (10.8)             (0.6)       (11.4)       (13.9)      (77.2)
-------------------------------------------------------------------------------------------------------------------------------


The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 8 to 13, has been prepared on a going concern basis, applying the accounting policies set out in Telewest's 2002 Annual Financial Statements; the appropriateness of the going concern basis is discussed further on page 4. Statutory accounts for 2002 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 12 June 2003. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER
---------------------------------------------------------------------------------------------------------------------------------
                                                                               30 SEP               30 SEP               31 DEC
                                                                                 2003                 2002                 2002
                                                                                                                        AUDITED
                                                                             (POUND)M             (POUND)M             (POUND)M
---------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                                 150                1,668                  157
Tangible assets                                                                 3,202                3,472                3,398
Investment in joint ventures:
   Share of gross assets                                                           45                   38                   45
   Goodwill                                                                       231                  316                  241
   Share of gross liabilities                                                   (140)                (140)                (146)
   Loans to joint ventures                                                        192                  221                  208
                                                                             ---------            ---------            ---------
                                                                                  328                  435                  348

Investments in associated undertakings and
   participating interests                                                          6                   15                    8
                                                                             ---------            ---------            ---------
                                                                                  334                  450                  356
--------------------------------------------------------------------------------------------------------------------------------
                                                                                3,686                5,590                3,911
--------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Investment                                                                          -                   48                    -
Stocks                                                                             38                   68                   28
Debtors                                                                           187                  248                  210
Secured cash deposits restricted for more than one year                            13                   12                   12
Cash at bank and in hand (note 6)                                                 394                  351                  390
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  632                  727                  640
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR (includes convertible
debt of(pound)893m,(pound)nil and(pound)282m, Respectively)                   (5,504)                (685)              (4,410)
--------------------------------------------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                              (4,872)                   42              (3,770)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         (1,186)                5,632                  141

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE
YEAR (includes convertible debt of(pound)nil,(pound)893m and(pound)608m,
respectively)                                                                   (932)              (5,598)              (1,932)
MINORITY INTERESTS                                                                  1                    -                    1
--------------------------------------------------------------------------------------------------------------------------------
NET (LIABILITIES)/ASSETS                                                      (2,117)                   34              (1,790)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                          (2,117)                   34              (1,790)
--------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
--------------------------------------------------------------------------------------------------------------------------
                                                                                   30 SEP          30 SEP          31 DEC
                                                                                     2003            2002            2002
                                                                                                                  AUDITED
                                                                                 (POUND)M        (POUND)M        (POUND)M
--------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 5)                                    319             246             391
--------------------------------------------------------------------------------------------------------------------------
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                         -               -               1
--------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                                       9               4               7
Interest received from joint ventures                                                   8               9              12
Interest paid                                                                       (125)           (248)           (287)
Dividend paid to minority interests in subsidiary undertaking                           -             (1)             (1)
Interest element of finance lease payments                                           (14)            (13)            (18)
--------------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE               (122)           (249)           (287)
--------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                   (174)           (358)           (448)
Sale of tangible fixed assets                                                           1               -               1
--------------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                            (173)           (358)           (447)
--------------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Disposal of  subsidiary undertakings                                                    -              10              14
Disposal of associated undertakings                                                     7              15              59
Investments in associated undertakings and other participating interests              (1)             (2)             (2)
--------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS                                         6              23              71
--------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING                 30           (338)           (271)
MANAGEMENT OF LIQUID RESOURCES
Net increase in term deposits (note 6)                                               (17)           (280)           (229)
Net increase in secured deposits (note 6)                                             (1)               -               -
--------------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM MANAGEMENT OF LIQUID RESOURCES                                 (18)           (280)           (229)
--------------------------------------------------------------------------------------------------------------------------
FINANCING
Net proceeds from borrowings under new credit facilities                                -             640             640
Net proceeds from maturity of forward contracts                                         -              76              76
Repayments/(Payments) of loans made to joint ventures (net)                            16             (2)               9
Repayment of SMG equity swap                                                            -             (6)            (33)
Repayment of other borrowings                                                           -             (2)             (2)
Capital element of vendor finance and finance lease payments                         (41)            (39)            (51)
--------------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                             (25)             667             639
--------------------------------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD (note 6)                                   (13)              49             139
--------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------
                                        CABLE    CONTENT      INTER-     TOTAL     CABLE    CONTENT       INTER-        TOTAL
                                                          DIVISIONAL    30 SEP                        DIVISIONAL       30 SEP
                                         2003       2003        2003      2003      2002       2002         2002         2002
                                     (POUND)M   (POUND)M    (POUND)M  (POUND)M  (POUND)M   (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------
1  SEGMENTAL ANALYSIS

Group Turnover                            883         88         (8)       963       883         90         (11)          962
Operating expenses before(pound)16m
exceptional items in 2003,
depreciation and amortisation           (578)       (75)           8     (645)     (622)       (81)           11        (692)
------------------------------------------------------------------------------------------------------------------------------
EBITDA before exceptional items           305         13           -       318       261          9            -          270
Exceptional items                        (16)          -           -      (16)         -          -            -            -
------------------------------------------------------------------------------------------------------------------------------
EBITDA after exceptional items            289         13           -       302       261          9            -          270
Depreciation and amortisation           (364)        (8)           -     (372)     (450)        (7)            -        (457)
------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS                     (75)          5           -      (70)     (189)          2            -        (187)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                       30 SEP     30 SEP     31 DEC
                                                                                                         2003       2002       2002
                                                                                                                            AUDITED
                                                                                                     (POUND)M   (POUND)M   (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
2  TOTAL OPERATING COSTS

COST OF SALES:
Consumer programming expenses                                                                              93         96        128
Business and consumer telephony expenses                                                                  147        165        218
Content Division cost of sales                                                                             54         48         70
------------------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                                                   294        309        416
Depreciation of tangible fixed assets (Includes exceptional write down(pound)87m in 31 Dec 2002)          355        367        577
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          649        676        993
------------------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES
Selling, general and administrative expenses (Includes exceptional items(pound)16m in 30 Sept 2003
and(pound)22m in 31 Dec 2002)                                                                             367        383        521
Amortisation of goodwill and intangible assets (Includes exceptional impairment charge(pound)1,486m
in 31 Dec 2002)                                                                                            17         90      1,605
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          384        473      2,126
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS (Includes exceptional items(pound)16m in 2003 and(pound)1,595m in 31 Dec 2002)    1,033      1,149      3,119
------------------------------------------------------------------------------------------------------------------------------------

3  INTEREST RECEIVABLE AND SIMILAR INCOME

Interest receivable                                                                                        17         13         19
Exchange gains on foreign currency translation                                                             84        244        290
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                                              101        257        309
------------------------------------------------------------------------------------------------------------------------------------

4  INTEREST PAYABLE AND SIMILAR CHARGES

Share of interest of associated undertakings and joint ventures                                             6          7          9
On bank loans                                                                                             107         97        135
Finance costs of Notes and Debentures                                                                     243        253        325
Finance charges payable in respect of finance leases and hire purchase contracts                           12         13         17
Exchange losses on foreign currency translation                                                             -         87         74
Other (Includes exceptional items(pound)31m in 31 Dec 2002)                                                 1         11         43
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES (Includes exceptional items(pound)31m in 31 Dec 2002)          369        468        603
------------------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         30 SEP         30 SEP        31 DEC
                                                                                           2003           2002          2002
                                                                                                                     AUDITED
                                                                                       (POUND)M       (POUND)M      (POUND)M
-----------------------------------------------------------------------------------------------------------------------------
5  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES

Group operating loss                                                                       (70)          (187)       (1,852)
Depreciation of tangible fixed assets                                                       355            367           490
Exceptional impairment of tangible fixed assets                                               -              -            87
Amortisation of goodwill and intangible assets                                               17             90           119
Exceptional impairment of goodwill                                                            -              -         1,486
(Increase)/decrease in stocks and programming inventory                                    (10)            (2)             7
Decrease/(increase) in debtors                                                               16           (16)            24
Increase/(decrease) in creditors                                                             11            (6)            30
-----------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                   319            246           391
-----------------------------------------------------------------------------------------------------------------------------

6  NET DEBT

Net debt, other than short-term creditors and accruals
-----------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                                           893            893           890
Other Notes and Debentures                                                                2,528          2,560         2,529
Bank facility                                                                             2,000          1,969         2,000
Other loans                                                                                   7             35             9
Vendor financing and obligations under finance leases and hire
      purchase contracts                                                                    194            221           231
-----------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                                                                5,622          5,678         5,659
Less cash at bank and in hand                                                             (394)          (351)         (390)
-----------------------------------------------------------------------------------------------------------------------------
NET DEBT (before restricted cash deposits)                                                5,228          5,327         5,269
-----------------------------------------------------------------------------------------------------------------------------


ANALYSIS OF MOVEMENTS IN CASH AND DEPOSITS                                               31 DEC           CASH        30 SEP
                                                                                           2002           FLOW          2003
                                                                                       (POUND)M       (POUND)M      (POUND)M
-----------------------------------------------------------------------------------------------------------------------------
Decrease in cash at bank and in hand                                                        153           (13)           140
Increase in short term deposits                                                             237             17           254
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            390              4           394
-----------------------------------------------------------------------------------------------------------------------------

Increase in cash deposits restricted for more than one year                                  12              1            13
-----------------------------------------------------------------------------------------------------------------------------


7  EXCEPTIONAL ITEMS

During the nine months ended 30 September 2003, the Group incurred (pound)16 million of exceptional legal and professional costs in respect of its balance sheet restructuring.

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
--------------------------------------------------------------------------------

8  CAPITAL EXPENDITURE

In order to provide comparable data to the US and UK cable industry, and in accordance with NCTA (National Cable & Telecommunications Association) reporting guidelines, Telewest has allocated Capital Expenditure (which represents Fixed Asset Additions on an accruals basis) to the standard reporting categories as per below. Telewest is not a member of the NCTA and is providing this information solely for comparative purposes

                                                                                FOR THE QUARTERS ENDED
                                                             30 SEP 2003    30 JUN 2003    31 MAR 2003
                                                                (POUND)M       (POUND)M       (POUND)M
-------------------------------------------------------------------------------------------------------
NCTA Capital Expenditure
     CPE                                                              23             20             25
     Scaleable Infrastructure                                         12              5             13
     Commercial                                                        9              7             16
     Line Extensions                                                   1              1              1
     Upgrade/Rebuild                                                   -              -              3
     Support Capital                                                  10              5              7
-------------------------------------------------------------------------------------------------------
Total NCTA Capital Expenditure                                        55             38             65
Non NCTA Capital Expenditure
     Content                                                           -              1              -
-------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURE                                             55             39             65
-------------------------------------------------------------------------------------------------------


NCTA CAPITAL EXPENDITURE DEFINITIONS

CPE - Costs incurred at the customer house to secure new customers, revenue units and additional bandwidth revenues. Includes connections to previously unserved houses in accordance with FAS 51 and customer premise equipment

Scaleable Infrastructure - Costs, not CPE or network related, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements

Commercial - Costs to provide high speed data and telephony services to businesses and institutions. Includes network and infrastructure expenditures

Line extensions - Network costs associated with entering new service areas including costs of fibre, coaxial cable, amplifiers, electronic equipment, make-ready and design/engineering

Upgrade/Rebuild - Costs to modify or replace existing coax and fibre networks. Includes materials, contract labour, in-house labour, make-ready, design engineering and other miscellaneous costs associated with all aspects of the construction of the plant miles along an existing route. Benefits include added bandwidth and/or reliability/extended life to the existing plant.

Support Capital - Costs associated with the replacement or enhancement of non-network assets due to obsolescence and wear-out. Replacement of network assets unrelated to line extensions, rebuild/upgrade or customer growth

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE QUARTERS ENDED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        30 SEP       30 JUN       31 MAR       31 DEC       30 SEP
                                                                          2003         2003         2003         2002         2002
                                                                      (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
-----------------------------------------------------------------------------------------------------------------------------------
TURNOVER
Consumer Division:
Cable television                                                            79           79           79           81           82
Telephony                                                                  117          120          117          122          122
Internet and other (31 Dec 2002 before exceptional item of(pound)16m)       31           29           26           23           22
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           227          228          222          226          226
Business Division                                                           69           68           69           68           68
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                                       296          296          291          294          294
-----------------------------------------------------------------------------------------------------------------------------------
Content Division
Programming, transactional and interactive                                  27           26           27           27           27
revenues
Share of joint ventures' turnover (UKTV)                                    16           17           17           16           15
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTENT DIVISION                                                      43           43           44           43           42
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL TURNOVER (see 1 below)                                               339          339          335          337          336
Less: share of joint ventures' turnover                                   (16)         (17)         (17)         (16)         (15)
-----------------------------------------------------------------------------------------------------------------------------------
GROUP TURNOVER                                                             323          322          318          321          321
TOTAL OPERATING COSTS before exceptional items                           (335)        (342)        (340)        (375)        (382)
EXCEPTIONAL ITEMS (see 2 below)                                            (9)          (4)          (3)      (1,611)            -
-----------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS (after exceptional items)                            (21)         (24)         (25)      (1,665)         (61)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Group Turnover (31 Dec 2002 before exceptional VAT adjustment)             323          322          318          321          321
Operating expenses (before exceptional items, depreciation and           (213)        (214)        (218)        (223)        (227)
amortisation)
                                                                     --------------------------------------------------------------
EBITDA (before exceptional items)                                          110          108          100           98           94
Exceptional items                                                          (9)          (4)          (3)         (38)            -
                                                                     --------------------------------------------------------------
EBITDA (after exceptional items)                                           101          104           97           60           94
Depreciation and amortisation                                            (122)        (128)        (122)        (152)        (155)
Exceptional item - impairment of tangible assets                             -            -            -         (87)            -
Exceptional item - impairment of goodwill                                    -            -            -      (1,486)            -
-----------------------------------------------------------------------------------------------------------------------------------
Group operating loss (after exceptional items)                            (21)         (24)         (25)      (1,665)         (61)
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING LOSS (after exceptional items)                            (17)         (20)         (21)      (1,660)         (64)
-----------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL PERIOD (after exceptional items)                  (119)         (21)        (187)      (1,821)        (158)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)                        (4.2)        (0.7)        (6.5)       (63.3)        (5.6)
-----------------------------------------------------------------------------------------------------------------------------------


 1 - Total turnover in 31 Dec 2002 is stated before an exceptional item of (pound)16m.

 2 - Exceptional items: in 30 Sep 2003 (pound)9m, 30 Jun 2003 (pound)4m, 31 Mar 2003 (pound)3m and in 31 Dec 2002 (pound)1,611m comprised of (pound)1,595m charged to operating costs and (pound)16m charged to turnover.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
FOR THE QUARTERS ENDED
----------------------------------------------------------------------------------------------------------------------------
                                                                 30 SEP       30 JUN       31 MAR       31 DEC       30 SEP
                                                                   2003         2003         2003         2002         2002
                                                               (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                        31           30           32           32           31
Business and consumer telephony expenses                             47           49           51           53           52
Content Division cost of sales                                       19           18           17           22           17
----------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)              97           97          100          107          100
Depreciation of tangible fixed assets                               117          122          116          123          125
Exceptional write down of tangible fixed assets                       -            -            -           87            -
----------------------------------------------------------------------------------------------------------------------------
                                                                    214          219          216          317          225
----------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                        116          117          118          116          127
Exceptional selling, general and administrative expenses              9            4            3           22            -
Amortisation of goodwill and intangible assets                        5            6            6           29           30
Exceptional impairment of goodwill                                    -            -            -        1,486            -
----------------------------------------------------------------------------------------------------------------------------
                                                                    130          127          127        1,653          157
----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS                                               344          346          343        1,970          382
----------------------------------------------------------------------------------------------------------------------------

INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                   5            6            6            6            5
Exchange gains on foreign currency translation                       15          117            -           46           58
----------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                         20          123            6           52           63
----------------------------------------------------------------------------------------------------------------------------

INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated                                       2            3            1            2            1
  undertakings and joint ventures
On bank loans                                                        36           35           36           38           36
Finance costs of Notes and Debentures                                81           81           81           72           84
Finance charges payable in respect of                                 4            4            4            4            4
  finance leases and hire purchase contracts
Exchange losses on foreign currency translation                       -            -           48         (13)          (6)

Other (31 Dec 2002 includes exceptional items(pound)31m)              1          (1)            1           32            2
----------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES                          124          122          171          135          121
----------------------------------------------------------------------------------------------------------------------------

NET DEBT
Net debt, other than short-term creditors and accruals
----------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                   893          891          901          890          893
Other Notes and Debentures                                        2,528        2,517        2,591        2,529        2,560
Bank facility                                                     2,000        2,000        2,000        2,000        1,969
Other loans                                                           7            8            8            9           35
Vendor financing and obligations under finance                      194          203          207          231          221
  leases and hire purchase contracts
----------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                                        5,622        5,619        5,707        5,659        5,678
Less cash at bank and in hand                                     (394)        (405)        (390)        (390)        (351)
----------------------------------------------------------------------------------------------------------------------------
NET DEBT                                                          5,228        5,214        5,317        5,269        5,327
----------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED
FOR THE QUARTERS ENDED
-----------------------------------------------------------------------------------------------------------------------------------

CONSUMER DIVISION                                              30 SEP         30 JUN          31 MAR         31 DEC         30 SEP
                                                                 2003           2003            2003           2002           2002
-----------------------------------------------------------------------------------------------------------------------------------
CUSTOMERS
       Homes passed                                         4,891,492      4,894,069       4,893,525      4,895,956      4,913,954
       Homes passed and marketed                            4,679,688      4,686,974       4,690,343      4,699,694      4,697,861
       Total customers                                      1,721,550      1,719,868       1,743,722      1,758,625      1,758,234
       Customer additions                                      62,553         43,684          46,846         69,298         71,773
       Customer disconnects                                  (60,871)       (67,538)        (61,749)       (68,907)       (83,976)
       Net customer movement                                    1,682       (23,854)        (14,903)            391       (12,203)
       Household churn (annualised) (1)                         14.2%          15.6%           14.1%          15.7%          19.0%

       Household penetration                                    36.8%          36.7%           37.2%          37.4%          37.4%

       Cable television only subscribers                       95,429         99,226         111,078        116,508        121,014
       Residential telephony only subscribers                 362,971        378,169         387,937        395,133        399,729
       Broadband only subscribers                              23,491         21,928          21,007         18,398         14,355
       Dual service subscribers (2)                           983,268        992,753       1,016,750      1,045,443      1,068,308
       Triple service subscribers (3)                         256,391        227,792         206,950        183,143        154,828

       % of dual or triple play subscribers                     72.0%          71.0%           70.2%          69.9%          69.6%
       % of triple play subscribers                             14.9%          13.2%           11.9%          10.4%           8.8%
       RGUs (4)                                             3,217,600      3,168,205       3,174,372      3,170,354      3,136,198
       RGUs per customer                                         1.87           1.84            1.82           1.80           1.78

       Average monthly revenue per customer (5)          (pound)43.93   (pound)43.61    (pound)41.83   (pound)41.96   (pound)41.59
-----------------------------------------------------------------------------------------------------------------------------------
INTERNET
       Dial-up (metered) subscribers                           52,353         64,958          72,481         85,025         96,309
       Dial-up (unmetered) subscribers                        190,571        193,406         199,774        193,201        187,861
       Broadband subscribers                                  367,410        329,336         299,221        262,219        216,173
       Total Internet subscribers                             610,334        587,700         571,476        540,445        500,343

       Broadband net additions                                 38,074         30,115          37,002         46,046         38,779
       Broadband homes passed and marketed                  4,292,032      4,294,480       4,299,000      4,304,422      4,301,504
       Broadband penetration                                     8.6%           7.7%            7.0%           6.1%           5.0%
       Broadband churn (annualised)                             14.7%          13.2%           12.1%          12.6%          15.0%
       Broadband average monthly revenue                 (pound)22.52   (pound)22.95    (pound)22.50   (pound)23.71   (pound)25.02
-----------------------------------------------------------------------------------------------------------------------------------
TELEPHONY
       Telephony subscribers                                1,591,641      1,588,358       1,601,606      1,614,324      1,615,190
       Telephony lines                                      1,673,065      1,675,808       1,696,483      1,717,191      1,725,904
       Second line penetration                                   5.1%           5.5%            5.9%           6.4%           6.9%
       Talk subscribers (unmetered)                           427,092        397,485         381,620        360,662        346,285

       Telephony subscriber net additions                       3,283       (13,248)        (12,718)          (866)       (10,815)
       Telephony homes passed and marketed                  4,678,970      4,680,349       4,689,626      4,698,574      4,696,599
       Telephony penetration                                    34.0%          33.9%           34.2%          34.4%          34.4%
       Telephony churn (annualised)                             14.2%          13.8%           14.1%          15.8%          19.0%
       Telephony average monthly revenue per subscriber  (pound)24.53   (pound)24.68    (pound)23.88   (pound)24.71   (pound)24.78
-----------------------------------------------------------------------------------------------------------------------------------
TELEVISION
       Digital television subscribers                         945,595        911,191         887,306        857,472        829,196
       Analogue television subscribers                        312,954        339,320         386,239        436,339        475,639
       Total television subscribers                         1,258,549      1,250,511       1,273,545      1,293,811      1,304,835

       Television subscriber net additions                      8,038       (23,034)        (20,266)       (11,024)       (28,248)
       Television homes passed and marketed                 4,679,688      4,686,974       4,690,343      4,699,694      4,697,861
       Digital homes passed and marketed                    4,292,032      4,294,480       4,299,000      4,304,422      4,301,504
       Television penetration                                   26.9%          26.7%           27.2%          27.5%          27.8%
       Television churn (annualised)                            16.9%          19.8%           18.6%          19.6%          23.9%
       Television average monthly revenue                (pound)20.93   (pound)20.97    (pound)20.50   (pound)20.61   (pound)20.36
-----------------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED (CONTINUED)
FOR THE QUARTERS ENDED
----------------------------------------------------------------------------------------------------------------------------------

BUSINESS DIVISION                                            30 SEP         30 JUN          31 MAR         31 DEC          30 SEP
                                                               2003           2003            2003           2002            2002
----------------------------------------------------------------------------------------------------------------------------------
 Business customer accounts                                  69,921         70,782          72,662         73,746          74,052
 Business telephony lines                                   464,751        462,883         463,484        466,820         458,388
 Average business lines per customer account                    6.6            6.5             6.4            6.3             6.2
 Average annualised monthly revenue per business line
                                                       (pound)41.28   (pound)41.42    (pound)41.81   (pound)41.96    (pound)42.33
 Average revenue per customer account                  (pound)3,182   (pound)3,144    (pound)3,134   (pound)3,114    (pound)3,119
----------------------------------------------------------------------------------------------------------------------------------

CONTENT DIVISION

 Pay multichannel subscribers                           10,146,940       9,975,732      9,916,011       9,764,233       9,624,498
 Flextech share of basic viewing (6)                          19.6%          18.6%           18.8%          19.9%           19.9%
 Share of total TV advertising revenues (7)                    4.0%           4.0%            3.9%           3.8%            3.5%
----------------------------------------------------------------------------------------------------------------------------------


(1) Churn (annualised) represents four times the total number of customers who disconnected or were disconnected during the quarter divided by the average number of customers in the quarter. Customers who move premises within Telewest's addressable areas and retain Telewest's services are excluded from this churn calculation. The same methodology is used for broadband, telephony and television churn

(2) Dual service subscribers are those subscribers who take any two of Telewest's television, telephony and broadband internet services

(3) Triple service subscribers are those subscribers who take all three of Telewest's television, telephony and broadband internet services

(4) RGUs or Revenue Generating Units represent total broadband, telephony and television subscribers. This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.

(5) Average monthly revenue per customer (often referred to as "ARPU" or "Average Revenue per User") represents (i) the total quarterly revenue of residential customers including installation revenues divided by the (ii) the average number of residential customers in the quarter. The same methodology is used for broadband, telephony and television ARPU

(6)    Basic viewing over 24 hours in pay-TV homes for the quarter

(7) Includes Flextech's wholly owned channels and UKTV's advertising revenues for the quarter

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                                    3 MONTHS       3 MONTHS      3 MONTHS      9 MONTHS      9 MONTHS      9 MONTHS

                                                       ENDED          ENDED         ENDED         ENDED         ENDED         ENDED
                                                      30 SEP         30 SEP        30 SEP        30 SEP        30 SEP        30 SEP
                                                        2003           2003          2002          2003          2003          2002
                                                          $M       (POUND)M      (POUND)M            $M      (POUND)M      (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Cable television                                         131             79            81           394           237           254
Consumer telephony                                       194            117           122           588           354           373
Internet and other                                        52             31            23           143            86            57
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CONSUMER DIVISION                                  377            227           226         1,125           677           684
Business Services Division                               118             71            70           349           210           213
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CABLE DIVISION                                     495            298           296         1,474           887           897
Content Division                                          45             27            27           133            80            79
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                            540            325           323         1,607           967           976
------------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Consumer programming expenses                           (51)           (31)          (31)         (155)          (93)          (96)
Business and consumer telephony expenses                (78)           (47)          (52)         (244)         (147)         (165)
Content expenses                                        (32)           (19)          (17)          (90)          (54)          (48)
Depreciation                                           (160)           (96)         (126)         (489)         (294)         (372)
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                          (321)          (193)         (226)         (978)         (588)         (681)
Selling, general and administrative expenses           (211)          (127)         (128)         (613)         (369)         (386)
------------------------------------------------------------------------------------------------------------------------------------
                                                       (532)          (320)         (354)       (1,591)         (957)       (1,067)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                    8              5          (31)            16            10          (91)
OTHER INCOME/(EXPENSE)
Interest income                                            8              5             6            28            17            13
Interest expense                                       (191)          (115)         (145)         (597)         (359)         (397)
Foreign exchange gains, net                               25             15            69           140            84           153
Share of net profits/(losses) of affiliates                3              2           (4)             7             4           (5)
Other, net                                                 2              1          (30)             -             -             4
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                               (145)           (87)         (135)         (406)         (244)         (323)
Income tax benefit                                         3              2             1             7             4             5
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                               (142)           (85)         (134)         (399)         (240)         (318)
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share            $(0.05)  (pound)(0.03) (pound)(0.05)       $(0.13) (pound)(0.08) (pound)(0.11)

------------------------------------------------------------------------------------------------------------------------------------

Operating profit/(loss)                                    8              5          (31)            16            10          (91)
Add: depreciation                                        160             96           126           489           294           372
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (AFTER NON-CASH SHARE-BASED COMPENSATION          168            101            95           505           304           281
CREDIT)
Less: non-cash share-based compensation credit             -              -             -             -             -           (1)
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (BEFORE NON-CASH SHARE-BASED COMPENSATION         168            101            95           505           304           280
CREDIT)
------------------------------------------------------------------------------------------------------------------------------------


The consolidated financial information as set out on pages 18 to 20, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards. The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.6620 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on 30 September 2003. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER
-----------------------------------------------------------------------------------------------------------
                                                                     30 SEP         30 SEP          31 DEC
                                                                       2003           2003            2002
                                                                         $M       (POUND)M        (POUND)M
-----------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                               655            394             390
Secured cash deposits restricted for more than one year                  22             13              12
Receivables and prepaid expenses                                        314            189             215
-----------------------------------------------------------------------------------------------------------
Total current assets                                                    991            596             617
Investments                                                             605            364             376
Property and equipment                                                4,095          2,464           2,598
Goodwill and other intangibles                                          743            447             447
Inventory                                                                63             38              28
Other assets                                                             48             29              40
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          6,545          3,938           4,106
-----------------------------------------------------------------------------------------------------------

LIABILITIES
Debt                                                                  9,030          5,433           5,450
Other liabilities                                                     1,847          1,111           1,030
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    10,877          6,544           6,480

MINORITY INTERESTS                                                      (2)            (1)             (1)

SHAREHOLDERS' DEFICIT                                               (4,330)        (2,605)         (2,373)

-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                           6,545          3,938           4,106
-----------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               30 SEP       30 SEP       30 SEP
                                                                                                 2003         2003         2002
                                                                                                   $M     (POUND)M     (POUND)M
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                        (399)        (240)        (318)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation                                                                                      489          294          372
Loss on revaluation of investment                                                                   -            -           30
Amortisation of deferred financing costs and issue discount on Senior Discount Debentures         130           78           82
Deferred tax credit                                                                               (7)          (4)          (5)
Unrealised gains on foreign currency translation                                                (140)         (84)        (153)
Non-cash share-based compensation credit                                                            -            -          (1)
Share of net (profits)/losses of affiliates                                                       (7)          (4)            5

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables                                                                              40           24            3
Change in prepaid expenses                                                                        (8)          (5)            8
Change in other assets                                                                           (16)         (10)          (3)
Change in accounts payable                                                                          5            3         (20)
Change in other liabilities                                                                       239          144         (12)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                                               326          196         (12)

NET CASH USED IN INVESTING ACTIVITIES                                                           (249)        (150)        (328)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                              (70)         (42)          677

--------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                           7            4          337

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                  648          390           14

--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                        655          394          351
--------------------------------------------------------------------------------------------------------------------------------
